POWER
CORPORATION
OF CANADA

QUARTERLY REPORT

for the six months ended June 30, 2001

751 VICTORIA SQUARE, MONTRÉAL, QUÉBEC, CANADA H2Y 2J3 TELEPHONE (514) 286-7400 TELECOPIER (514) 286-7424

To the Shareholders

For the six-month period ended June 30, 2001, Power Corporation of Canada reported operating earnings before goodwill amortization, special charges and other income, of $331 million or $1.47 per share, compared with $259 million or $1.15 per share during the same period in 2000, for an increase of 28 per cent on a per share basis.

Goodwill amortization, which includes Power Corporation's share of goodwill amortization recorded by its subsidiaries was $29 million in 2001, as compared with $18 million in 2000. The increase in goodwill amortization results essentially from goodwill recorded by Power Financial Corporation's subsidiary Investors Group Inc. on the acquisition of Mackenzie Financial Corporation.

Power Corporation's share of special charges recorded by Great-West Lifeco related to Alta Health & Life Insurance Company (a subsidiary of Great-West Life & Annuity Insurance Company of Denver, Colorado) totalled $88 million or $0.40 per share.

Other income of a non-recurring nature was $173 million or $0.79 per share in 2001, compared with $117 million or $0.53 per share in 2000. The Corporation recorded its share of Power Financial's other income of $214 million consisting primarily of a dilution gain resulting from the issuance of common shares of Investors Group, partly offset by a restructuring charge related to the acquisition of Mackenzie Financial Corporation by Investors Group. Also included in other income were net capital gains realized by Power Technology Investment Corporation. In 2000, other income was composed primarily of gains realized by Power Broadcasting Inc. on the sale of its communications assets.

Including goodwill amortization, the special charges and other income of a non-recurring nature, the Corporation's consolidated net earnings for the six-month period ended June 30, 2001 were $387 million or $1.73 per share, compared with $358 million or $1.60 per share in 2000.

Three-Month Results

For the three months ended June 30, 2001, consolidated net earnings, including goodwill amortization, the special charges and other income were $224 million or $1.01 per share, as against $226 million or $1.01 per share in 2000.

Subsidiaries' and Affiliate's Results

Power Financial Corporation

Power Financial Corporation reported operating earnings before goodwill amortization, special charges and other income of $451 million or $1.25 per share for the six-month period ended June 30, 2001, compared with $376 million or $1.04 per share during the same period in 2000.

Including goodwill amortization, special charges and other income of a non-recurring nature, Power Financial's consolidated net earnings for the six-month period ended June 30, 2001 were $495 million or $1.38 per share, compared with $379 million or $1.05 per share in 2000.

Gesca Ltée and Power Technology Investment Corporation

The combined earnings contribution of Gesca Ltée and Power Technology Investment Corporation (PTIC, formerly Power Broadcasting Inc.) decreased in 2001, as against the same period in 2000. In 2001, PTIC recorded a substantial gain on its investments in BioChem Pharma Inc., which was acquired by Shire Pharmaceutical Group plc. In 2000, Power Broadcasting realized as well a significant gain on the sale of its communications assets.

Dividends

A dividend was declared on the First Preferred Shares, 1986 Series, payable October 15, 2001 to shareholders of record September 24, 2001 in an amount per share to be determined in accordance with the Articles of Continuance of the Corporation.

A dividend of $0.35 per share was declared on the First Preferred Shares, Series A payable October 15, 2001 to shareholders of record September 24, 2001.

A dividend of $0.175 per share was declared on the Participating Preferred and Subordinate Voting Shares payable September 28, 2001 to shareholders of record September 7, 2001.

On behalf of the Board of Directors,

Paul Desmarais, Jr.
Chairman and
Co-Chief Executive Officer

André Desmarais
President and
Co-Chief Executive Officer

July 26, 2001

The following is a discussion and analysis of the interim consolidated financial condition and results of operations of Power Corporation of Canada ("Power Corporation" or the "Corporation") for the three-month and six-month periods ended June 30, 2001. This document should be read in conjunction with: the Interim Consolidated Financial Statements of Power Corporation and notes thereto for the three-month and six-month periods ended June 30, 2001; Management's Discussion and Analysis included in the annual report of the Corporation for the year ended December 31, 2000 and in the Quarterly Report for the three months ended March 31, 2001; and the Consolidated Financial Statements and notes thereto for the year ended December 31, 2000, as well as the Interim Consolidated Financial Statements and notes thereto for the quarter ended March 31, 2001.

Power Corporation's principal asset is its 67.4% interest in Power Financial Corporation ("Power Financial"), which holds substantial interests in the financial services industry in Canada and the United States. Power Financial holds a controlling interest in Great-West Lifeco Inc. ("Lifeco") and Investors Group Inc. ("Investors Group"). Power Financial also holds, jointly with the Frère Group of Belgium, a significant interest in Pargesa Holding S.A. ("Pargesa"). The Pargesa group has substantial holdings in a group of major media, energy, public utilities and specialty minerals companies based in Europe.

Through its wholly owned subsidiary Gesca Ltée ("Gesca"), Power Corporation has an interest in the communications sector. Gesca is engaged in the publication of newspapers, including the Montréal daily newspaper *La Presse* and six other daily newspapers, in the province of Québec. As previously reported, in January 2001, Gesca completed the acquisition of Unimédia Inc. ("Unimédia"), which publishes three daily newspapers: *Le Soleil* in Quebec City, *Le Droit* in Ottawa and *Le Quotidien* in Chicoutimi.

Following the sale of all its communication assets in 2000, Power Broadcasting Inc., a wholly owned subsidiary of the Corporation, was renamed Power Technology Investment Corporation ("PTIC"). PTIC has reinvested part of the proceeds from these sales, primarily in the biotechnology industry.

Financial Results

In this analysis the principal subsidiaries – namely Power Financial, Gesca and PTIC – are accounted for on an equity basis. In order to provide readers with a more accurate analysis of operating activities, Power Financial now reports operating earnings before the impact of goodwill amortization related to its subsidiaries. (See the section of this report below discussing the results of Power Financial.) As a result, Power Corporation now reports its operating earnings before the impact of goodwill amortization. Information for previous periods has been revised accordingly.

Six-month results

Earnings summary

(in millions of dollars, except per share amounts)	6 months 2001		6 months 2000		
	M$ [1]	per share	M$ [1]	per share	Change (%)
Operating earnings before goodwill amortization and charges related to Alta	331	1.47	259	1.15	28
Goodwill amortization	(29)	(0.13)	(18)	(0.08)	
Charges related to Alta	(88)	(0.40)			
Other income	173	0.79	117	0.53	
Net earnings	387	1.73	358	1.60	8

(1) Before dividends paid on non-participating preferred shares

Operating earnings before goodwill amortization, other income and charges

For the six-month period ended June 30, 2001, Power Corporation reported operating earnings, before goodwill amortization, impact of charges associated with Alta Health & Life Insurance Company ("Alta"), and other income, of $331 million or $1.47 per share, as against $259 million or $1.15 per share in the corresponding period of last year. This represents a 28% increase on a per share basis.

Operating earnings include the share of operating earnings of subsidiaries and the results from corporate activities, which include in both years gains on the sale of marketable securities.

Goodwill amortization

Goodwill amortization – which represents principally Power Corporation's share of goodwill amortization recorded by its subsidiaries – amounted to $29 million during the six-month period ended June 30, 2001 compared with $18 million for the same period last year.

The increase in goodwill amortization in 2001 results primarily from goodwill amortization recorded by Power Financial's subsidiary Investors Group on the acquisition of Mackenzie Financial Corporation.

Other income of a non-recurring nature and other charges

In 2001, Great-West Lifeco recorded $164 million after tax of charges related to Alta, a subsidiary of Great-West Life & Annuity Insurance Company. Power Corporation's share of these charges amounted to $88 million or $0.40 per share. (For further information about these special items, please refer to the section below of this report concerning the results of Great-West Lifeco.)

Other income of a non-recurring nature was $173 million or $0.79 per share for the six-month period ended June 30, 2001, as compared with $117 million or $0.53 per share in 2000. During the second quarter of 2001, the Corporation recorded its share of Power Financial's other income of $214 million, consisting primarily of a dilution gain resulting from the issuance of common shares of Investors Group in connection with the acquisition of Mackenzie, partly offset by a restructuring charge related to this acquisition. Also included in other income were net capital gains realized by PTIC. In 2000, other income was composed primarily of gains realized by Power Broadcasting Inc. on the sale of its communication assets.

Net earnings

Including goodwill amortization, charges related to Alta and other income of a non-recurring nature, Power Corporation's net earnings for the six-month period ended June 30, 2001 were $387 million or $1.73 per share, compared with $358 million or $1.60 per share in 2000.

Second quarter results

For the three months ended June 30, 2001, net earnings, including goodwill amortization, charges related to Alta and other income, were $224 million or $1.01 per share, as against $226 million or $1.01 per share in 2000.

Cash Flow

On a consolidated basis, cash and cash equivalents increased during the six-month period by $207 million, as compared with a decrease of $113 million during the same period of last year.

Cash flow from operating activities was $715 million during the period of 2001, compared with $85 million for the corresponding period of 2000. Cash flow from financing activities was a source of $2,200 million in 2001 compared with a use of $204 million in 2000. Included in 2001 is the financing relating to the acquisition of Mackenzie by Investors Group. Cash flow from investing activities was a net use of $2,708 million in 2001 compared with a net source of $6 million in 2000. Included in 2001 is the acquisition of Mackenzie by Investors Group.

Dividend per participating share

On July 26, 2001 the Board of Directors of Power Corporation declared a dividend of $0.175 per Participating Preferred and Subordinate Voting Shares, payable September 28, 2001 to shareholders of record September 7, 2001.

Shareholders' equity

Power Corporation's shareholders' equity amounted to $4,189 million at June 30, 2001, compared with $3,938 million at December 31, 2000. The increase of $251 million during the period is primarily due to:

- an increase in retained earnings of $307 million, and
- negative foreign currency translation adjustments of $58 million.

Power Financial Corporation

The information contained herein concerning Power Financial's subsidiaries has been summarized from quarterly information publicly disclosed by them. Information concerning six-month results of Pargesa Holding S.A. for 2001 has been extracted from that company's press release issued on July 31, 2001.

Financial results

In this analysis the principal subsidiaries, namely Great-West Lifeco and Investors Group, which make the most significant contribution to the earnings of the Corporation, are accounted for on an equity basis in order to highlight their respective contributions. Moreover, in order to provide the reader with a more accurate analysis of operating activities, operating earnings include Power Financial's share of earnings of subsidiaries before the impact of goodwill amortization (as reported by these subsidiaries). Information for previous periods has been revised accordingly.

Operating results of Mackenzie Financial Corporation ("Mackenzie"), which was acquired by Investors Group on April 20, 2001, and the amortization of goodwill resulting from this transaction, have been included in Investors Group's results beginning on that date. Power Financial's share of Investors Group is calculated before a restructuring charge ($95.6 million before tax in the second quarter of 2001) recorded by Investors Group; the Corporation's share of this charge is included in other income, on an after-tax basis. In support of the transaction, Power Financial (through a wholly owned subsidiary) and Great-West Life respectively subscribed for 5.5 million (for $138.3 million) and 9.2 million (for $230 million) of treasury common shares of Investors Group. Following completion of this private placement and the issuance of common shares to former Mackenzie shareholders, Power Financial and Great-West Life own respectively a 56.1% and a 3.5% interest in Investors Group; as a result, Power Financial's effective equity interest in Investors Group was 58.8% at June 30, 2001, as compared with 67.9% at March 31, 2001.

Six-month results

Earnings summary

(in millions of dollars, except per share amounts)	6 months 2001		6 months 2000		
	M$ [1]	per share	M$ [1]	per share	Change (%)
Operating earnings before goodwill amortization and charges related to Alta	451	1.25	376	1.04	20
Goodwill amortization	(39)	(0.11)	(26)	(0.08)	
Charges related to Alta	(131)	(0.38)			
Other income	214	0.62	29	0.09	
Net earnings	495	1.38	379	1.05	31

(1) Before dividends paid on preferred shares

Operating earnings before goodwill amortization, other income and charges

For the six-month period ended June 30, 2001, Power Financial reported operating earnings, before goodwill amortization, impact of charges associated with Alta, and other income, of $451 million or $1.25 per share, as against $376 million or $1.04 per share in the corresponding period of last year. This represents a 20% increase on a per share basis.

In 2001, the earnings of Investors Group reflect the acquisition of Mackenzie as of April 20, 2001. They also reflect the impact of the change in accounting estimates related to the amortization of sales commissions, which reduced expenses by $11.8 million after tax. Investors Group also recorded a special charge related to the costs to be incurred in realizing synergies from the acquisition of Mackenzie Financial. Power Financial's share of this charge has been included in other income, and partly offsets the dilution gain recorded by Power Financial in connection with the transaction.

Goodwill amortization

Goodwill amortization – which represents primarily Power Financial's share of goodwill amortization recorded by its subsidiaries – amounted to $39 million during the six-month period ended June 30, 2001 compared with $26 million for the same period of last year.

The increase in goodwill amortization in 2001 results from goodwill amortization recorded by Investors Group on the acquisition of Mackenzie Financial Corporation.

Other income of a non-recurring nature and other charges

In 2001, Great-West Lifeco recorded $164 million of charges related to Alta, a subsidiary of Great-West Life & Annuity Insurance Company. Power Financial's share of these charges amounted to $131 million or $0.38 per share. (For further information about these special items, please refer below to the section of this report concerning the results of Great-West Lifeco.)

Other income of a non-recurring nature was $214 million or $0.62 per share for the six-month period ended June 30, 2001, as compared with $29 million or $0.09 per share in 2000. During the second quarter of 2001, the Corporation recorded a $231 million dilution gain as a result of the decrease in its ownership of Investors Group (in the Mackenzie Financial transaction, Investors Group issued common shares to third parties at a price above book value); this gain has been partly offset by Power Financial's share ($33 million on an after-tax basis) of the special charge related to the costs to be incurred in realizing synergies from the acquisition of Mackenzie by Investors Group.

In the previous quarter, as well as in 2000, other income is the Corporation's share of net gains recorded within the Pargesa group.

Net earnings

Including goodwill amortization, charges related to Alta and other income of a non-recurring nature, Power Financial's net earnings for the six-month period ended June 30, 2001 were $495 million or $1.38 per common share, compared with $379 million or $1.05 per share in 2000.

Second quarter results

For the three months ended June 30, 2001, net earnings, including goodwill amortization, charges related to Alta and other income, were $297 million or $0.83 per share, as against $199 million or $0.55 per share in 2000.

Cash Flow

On a consolidated basis, cash and cash equivalents increased during the six-month period by $155 million, as compared with a decrease of $10 million during the same period of last year.

Cash flow from operating activities was $730 million during the period in 2001, compared with $59 million for the corresponding period of 2000. Cash flow from financing activities was a source of $2,067 million in 2001 compared with a use of $193 million in 2000. Included in 2001 is the financing activities relating to the acquisition of Mackenzie by Investors Group. Cash flow from investing activities was a net use of $2,642 million in 2001 compared with a net source of $124 million in 2000. Included in 2001 is the acquisition of Mackenzie by Investors Group.

Dividend per common share

Power Financial declared a dividend of 22 cents per common share for the second quarter of 2001, compared with 18 cents for the same quarter a year ago, an increase of 22%. For the six-month period, total dividends declared per common share amounted to 42 cents in 2001 compared with 34.5 cents in 2000, an increase of 22%.

Shareholders' equity

Power Financial's shareholders' equity amounted to $5,206 million at June 30, 2001, compared with $4,963 million at December 31, 2000. The increase of $243 million during the period is primarily due to:

- an increase in retained earnings of $329 million, and
- negative foreign currency translation adjustments of $87 million.

Subsequent events

As announced previously, on July 2, 2001, Groupe Bruxelles Lambert ("GBL") contributed its 29.9% interest in RTL Group to Bertelsmann AG, the parent company of Bertelsmann, in exchange for a 25.1% interest in Bertelsmann. Pargesa owns a 48.2% equity interest and a 50.1% voting interest in GBL.

Great-West Lifeco Inc.

Great-West Lifeco Inc. ("Lifeco") reported net income attributable to common shareholders of $366 million or $0.983 per share for the first six months of 2001, an increase of 21% over 2000. This result is before a non-recurring charge of $132 million after tax and operating losses of $32 million after tax, both associated with Alta, which in total represents $0.440 per common share.

For the first six months of 2001, total net income attributable to common shareholders, after the Alta charges, was $202 million or $0.543 per share, compared with $305 million or $0.814 per share in 2000. For the second quarter, net income attributable to common shareholders after the Alta charges was $36 million, compared with $164 million in 2000.

Highlights:

- Total premiums and deposits were up 6%.
- Lifeco's subsidiary, Great-West Life & Annuity Insurance Company, announced its decision to discontinue writing new business through Alta.
- Return on common sharholders' equity, on an adjusted basis, was 19.3% for the twelve months ended June 30, 2001.
- Quarterly dividends declared were increased by 10.8% to $0.205 per common share for September 28, 2001. Dividends paid on common shares in the first half of 2001 were 19% higher than a year ago.

Consolidated net earnings for Lifeco are the net operating earnings of The Great-West Life Assurance Company ("Great-West") in Canada and Great-West Life & Annuity Insurance Company ("GWL&A") in the United States, together with Lifeco's corporate results. For the first six months of 2001, Canadian consolidated net earnings of Lifeco were up 25% to $155 million, compared with $124 million a year ago. In the United States for the first six months of 2001, GWL&A's net operating earnings, before Alta charges, increased 20% to US$143 million. Translated to equivalent Canadian dollars, Lifeco's United States consolidated net earnings before Alta charges were $211 million compared with $181 million a year ago, an increase of 17%. The above results do not include a non-recurring charge of $132 million after tax and operating losses of $32 million after tax, both associated with Alta, a wholly owned subsidiary of GWL&A. Alta was acquired by GWL&A on July 8, 1998. During 1999 and 2000, the Alta business continued to be run as a free-standing unit, but was converted to GWL&A systems and accounting processes. This conversion program resulted in significant issues related to the pricing, underwriting and administration of the business. GWL&A has decided to discontinue writing new Alta business and all Alta customers will be moved to GWL&A contracts over time. Alta sales and administration staff have become GWL&A employees and the underwriting function will be conducted by the underwriting staff of GWL&A. Lifeco's United States consolidated net earnings for the six months ended June 30, 2001, including Alta charges, were $47 million.

Financial highlights *(unaudited)*

For the six months ended June 30 *(in millions of dollars, except per common share amounts)*

	2001	2000	Change (%)
Premiums:			
Life insurance, guaranteed annuities and insured health products	**3,592**	3,513	2
Reinsurance and property and casualty	**1,475**	1,207	22
Self-funded premium equivalents (ASO contracts) [1]	**5,185**	4,211	23
Segregated funds deposits: [1]			
Individual products	**1,209**	1,653	(27)
Group products	**2,768**	2,903	(5)
Total premiums and deposits	**14,229**	13,487	6
Fee and other income	**929**	793	17
Paid or credited to policyholders	**5,826**	5,370	8
Net income attributable to:			
Preferred shareholders	**16**	16	
Common shareholders	**202**	305	(34)
Alta adjustments [2]	**164**		
Adjusted net income attributable to common shareholders	**366**	305	20
Return on common shareholders' equity (12 months):			
Net income	**15.2%**	17.9%	
Adjusted net income [2]	**19.3%**	17.9%	
Basic earnings per common share	**0.543**	0.814	(33)
Diluted earnings per common share	**0.533**	0.796	(33)
Alta adjustments [2]	**0.440**		
Adjusted basic earnings per common share	**0.983**	0.814	21
Dividends paid per common share	**0.37**	0.31	19
Book value per common share	**9.92**	9.18	8

At June 30

Total assets	**56,453**	54,544	3
Segregated funds assets [1]	**36,937**	37,717	(2)
Total assets under administration	**93,390**	92,261	1
Capital stock and surplus	**4,216**	3,961	6

(1) Segregated funds deposits and self-funded premium equivalents (ASO contracts)

The financial statements of a life insurance company do not include the assets, liabilities, deposits and withdrawals of segregated funds or the claims payments related to administrative services only (ASO) Group health contracts. However, the company does earn fee and other income related to these contracts.

Both segregated fund and ASO contracts are an important aspect of the overall business of the company and should be considered when comparing volumes, size and trends.

(2) Six-month results include a non-recurring charge of $202 million pre-tax ($132 million after tax) plus operating losses of $32 million after tax, both related to Alta, reported as part of the company's United States Employee Benefits segment. The total impact of Alta on net income for the six months ended June 30, 2001 was a reduction of $164 million after tax or $0.440 per common share.

Investors Group Inc.

Investors Group announced six-month earnings of $164.9 million or $0.712 per share prior to goodwill amortization and a restructuring charge, both related to the acquisition of Mackenzie Financial Corporation ("Mackenzie"), compared to last year's six-month net income of $127.7 million or $0.605 per share.

Net income for the second quarter on the same basis was $100.7 million, compared with $73.2 million for the same period in 2000. Earnings per share on the same basis were $0.399, compared with $0.347 for the second quarter of last year.

The 2001 results reflect the acquisition of Mackenzie as of April 20, 2001, and a change in accounting estimates related to amortization of sales commissions which reduced expenses by $11.8 million after tax.

After accounting for a restructuring charge related to the Mackenzie acquisition of $95.6 million pre-tax, earnings for the six months were $110.8 million or $0.478 per share prior to goodwill amortization and $90.4 million or $0.390 per share after goodwill amortization.

Highlights:

- gross revenues for the first six months of 2001 were $771.2 million compared with $567.2 million last year. Gross revenues for the second quarter were $474.8 million compared with $290.5 million in the prior year. Operating expenses were $574.4 million for the six-month period and $392.8 million for the quarter, compared with $335.9 million and $159.1 million respectively in 2000.
- assets under management and administration at June 30, 2001 totalled $80.8 billion, compared with $45.2 billion at June 30, 2000 reflecting the increase in assets resulting from the Mackenzie acquisition.
- shareholders' equity at June 30, 2001 was $2.6 billion compared with $1.1 billion at December 31, 2000. Return on average common equity for the six months, excluding goodwill amortization and restructuring, was 20.7% compared with 26.2% for the same period in 2000.
- Quarterly dividends were increased by 1.5 cents per common share to 19 cents per share payable October 31, 2001.

Financial highlights

For the six months ended June 30 *(in thousands of dollars, except per share amounts)*

	2001	2000	Change (%)
Net income			
Excluding goodwill amortization and restructuring charge	164,890	127,724	29.1
Earnings per share (Fully diluted)			
Excluding goodwill amortization and restructuring charge	0.712	0.605	17.6
Dividends per share	0.350	0.290	20.7
Return on Equity (%)			
Excluding goodwill amortization and restructuring charge	20.7	26.2	
Mutual Funds			
Investors Group Inc.			
Sales	3,512,924	3,996,114	(12.1)
Redemption rate (%)	12.7	13.9	
Net sales	760,471	771,262	(1.4)
Assets under management	43,822,095	43,909,228	(0.2)
Mackenzie Financial Corporation [1]			
Sales	1,121,916		
Redemption rate (%)	22.1		
Net sales	(162,591)		
Assets under management	32,821,886		
Combined assets under management	76,643,981		
Insurance			
Sales (annualized premiums)	12,729	11,530	10.4
In force (face amount)	22,952,516	19,576,910	17.2
Securities Operations			
External assets gathered	636,182	695,588	(8.5)
Assets under administration [2]	3,600,455	2,288,739	57.3
Mortgages			
Originations	471,628	447,025	5.5
Mortgages serviced [2]	7,865,831	7,410,408	6.1
Deposits and Certificates			
Sales	31,342	67,815	(53.8)
Deposits and certificates [2]	620,055	246,814	151.2

(1) From date of acquisition or as at June 30, 2001

(2) Includes Mackenzie Financial Corporation as at June 30, 2001

Note: Certain comparative figures in this quarterly report have been restated to conform with current period presentation.

Pargesa Holding S.A.

Consolidated Results

SF million	First Half 2001	First Half 2000
Operating contribution of major holdings		
Consolidated:		
Imerys	43.0	44.1
RTL Group* (CLT-UFA for first half 2000)	11.3	14.5
Non-consolidated (dividends):		
TotalFinaElf	56.9	36.9
Suez	35.5	32.3
Operating contribution of major holdings	146.7	127.8
Operating contribution of other affiliates subject to equity accounting	5.1	5.2
Operating income contributed by holding companies	(2.0)	20.3
Operating income	149.8	153.3
Non-operating contribution of affiliates subject to equity accounting	(2.1)	8.4
Non-operating income contributed by holding companies	68.1	137.0
Depreciation of goodwill by holding companies	(17.3)	(13.2)
Net income	198.5	285.5
Per share (SF):		
operating income	90	92
net income	119	171
Average shares outstanding (thousands)	1,673	1,671

* Contribution calculated on the basis of estimated results according to RTL Group's non-audited management accounts.

Operating Income

For the first half, operating contribution from the major holdings rose 15% to SF146.7 million, compared with SF127.8 million in the first half of 2000.

Pargesa's share of the contribution from Imerys remained virtually stable.

RTL Group's contribution, which reflects adjustments related to amortization expense recorded by that company on goodwill associated with Pearson Television, was lower than the CLT-UFA contribution for the first half of 2000.

The contributions by TotalFinaElf and Suez, which were in the form of dividends received during the second quarter, were substantially higher than the previous year. These two holdings, which are non-consolidated, will not provide additional contributions in the second half.

Operating income from the holding companies records the effects of higher interest expense resulting from investments made by the group in the reinforcement in existing holdings.

Non-operating Income

Non-operating income contributed by the holding companies amounted to SF68.1 million, and largely reflects a gain realised on GBL's contribution of its stake in Lasmo in response to ENI's public takeover bid. In the first half of 2000, the non-operating income of SF137 million chiefly consisted of the gain on the sale of Audiofina shares.

Pargesa has disclosed that RTL Group is currently reviewing whether it will record a non-cash charge for depreciation of goodwill on Pearson Television. However, this transaction would have no impact on Pargesa's consolidated results.

First-half highlights

In the first half of the current financial year Pargesa carried out two major initiatives: one was to simplify the group structures, the other concerned the development of one of the group's main holdings.

- At a meeting on April 26, 2001, the shareholders of GBL and Electrafina, its 82.8% subsidiary, approved the merger of the two companies, announced on March 13, 2001. This transaction is designed to increase the efficiency, simplicity and transparency of the group's structures. The merger took the form of an absorption of GBL by Electrafina and the resulting company retained the name of GBL. Pargesa, which previously held 54.6% of GBL's capital and 59.1% of its voting rights, now holds 48.2% and 50.1% respectively after the merger.
- On July 2, 2001, GBL contributed its 29.9% holding in RTL Group to Bertelsmann, which already owned 37% of RTL Group. In exchange GBL obtained 25.1% of Bertelsmann AG, the holding company at the top of Bertelsmann. GBL is entitled for a period of five years to a preferential annual dividend of at least EUR120 million on its 25.1% stake in Bertelsmann.

The ownership of a long-term stake in Bertelsmann should give Pargesa group shareholders the unique opportunity to share in the benefits of the expansion of one of the world's leading media groups.

Consolidated Balance Sheets *(in millions of dollars)*	June 30	December 31
(unaudited)	2001	2000
Assets		
Cash and temporary investments	2,231	2,024
Investments		
Shares	2,238	2,301
Bonds	30,747	30,400
Mortgages and other loans	15,141	14,586
Real estate	1,233	1,218
	49,359	48,505
Investment in affiliate, at equity	1,207	1,296
Other assets	7,782	6,927
Goodwill and intangibles	4,910	1,812
	65,489	60,564
Liabilities		
Policy liabilities		
Actuarial liabilities	42,470	41,567
Other	3,390	3,532
Deposit and certificates	630	219
Long-term debt	2,357	1,026
Other liabilities	5,979	4,805
	54,826	51,149
Non-controlling interests	6,474	5,477
Shareholders' Equity		
Stated capital (Note 2)		
Non-participating shares	209	211
Participating shares	357	353
Retained earnings	3,546	3,239
Foreign currency translation adjustments	77	135
	4,189	3,938
	65,489	60,564

Consolidated Statements of Earnings *(in millions of dollars, except per share amounts)*	For the three months ended June 30		For the six months ended June 30	
(unaudited)	**2001**	2000	**2001**	2000
Revenues				
Premium income	**2,661**	2,407	**5,067**	4,720
Investment income	**1,013**	959	**2,000**	1,905
Fees and media income	**968**	723	**1,799**	1,440
	4,642	4,089	**8,866**	8,065
Expenses				
Paid or credited to policyholders and beneficiaries including policyholder dividends and experience refunds	**3,006**	2,741	**5,826**	5,370
Commissions and operating expenses	**1,082**	868	**2,032**	1,774
Special charges (Note 6)	**202**		**202**	
Interest expense	**40**	5	**46**	8
	4,330	3,614	**8,106**	7,152
	312	475	**760**	913
Share of earnings of affiliate	**31**	27	**34**	34
Other income, net (Note 5)	**158**	146	**189**	174
Earnings before income taxes and non-controlling interests	**501**	648	**983**	1,121
Income taxes	**87**	243	**252**	419
Non-controlling interests	**153**	160	**286**	305
Amortization of goodwill	**37**	19	**58**	39
Net earnings	**224**	226	**387**	358
Earnings per participating share (Note 4)				
Basic	1.01	1.01	1.73	1.60
Diluted	**0.97**	0.99	**1.68**	1.57
Earnings per share before amortization of goodwill				
Basic	**1.09**	1.05	**1.86**	1.68
Diluted	**1.05**	1.03	**1.81**	1.65

Consolidated Statements of Retained Earnings for the six months ended June 30 *(in millions of dollars)*

(unaudited)	2001	2000
Retained earnings, beginning of year	3,239	2,732
Add		
Net earnings	387	358
	3,626	3,090
Deduct		
Dividends		
Non-participating shares	6	6
Participating shares	72	60
Excess of cost over stated value of Subordinate Voting Shares purchased for cancellation		21
Other	2	
	80	87
Retained earnings, end of period	3,546	3,003

Consolidated Statements of Cash Flows *(in millions of dollars)*	*For the three months* ended June 30		*For the six months* ended June 30	
(unaudited)	**2001**	2000	**2001**	2000
Operating activities				
Net earnings	**224**	226	**387**	358
Non-cash charges (credits)				
Increase (decrease) in policy liabilities	**(37)**	184	**536**	283
Decrease (increase) in funds withheld by ceding insurers	**84**	(515)	**(249)**	(607)
Amortization and depreciation	**55**	31	**83**	55
Future income taxes	**(131)**	12	**(74)**	49
Non-controlling interests	**153**	160	**286**	305
Other	**211**	183	**(254)**	(358)
Cash from operating activities	**559**	281	**715**	85
Financing activities				
Dividends paid				
By subsidiaries to non-controlling interests	**(59)**	(63)	**(123)**	(123)
Non-participating shares	**(3)**	(3)	**(6)**	(6)
Participating shares	**(38)**	(33)	**(71)**	(60)
	(100)	(99)	**(200)**	(189)
Acquisition of participating shares for cancellation	**(1)**			(23)
Issue of Subordinate Voting Shares	**2**	1	**4**	1
Issue of common shares by subsidiaries	**4**	2	**10**	3
Issue of preferred shares by a subsidiary	**360**		**360**	
Repurchase of common shares by subsidiaries	**(34)**	(16)	**(66)**	(39)
Issue of long-term debt, commercial paper and other loans	**2,047**		**2,182**	106
Repayment of long-term debt, commercial paper and other loans	**(12)**	(66)	**(59)**	(1)
Other	**(26)**	(20)	**(31)**	(62)
	2,240	(198)	**2,200**	(204)
Investment activities				
Acquisition of Mackenzie Financial Corporation	**(2,602)**		**(2,602)**	
Bond sales and maturities	**5,304**	4,564	**10,087**	8,703
Mortgage loan repayments	**786**	964	**1,519**	1,741
Sale of shares	**371**	19	**670**	145
Change in loans to policyholders	**21**	(207)	**(231)**	(217)
Change in repurchase agreements	**(2)**	(1)	**351**	(118)
Investment in bonds	**(5,975)**	(4,177)	**(10,575)**	(7,754)
Investment in mortgage loans	**(447)**	(948)	**(1,390)**	(1,762)
Investment in shares	**(93)**	(196)	**(537)**	(746)
Other	**(16)**	31		14
	(2,653)	49	**(2,708)**	6
Increase (decrease) in cash and cash equivalents	**146**	132	**207**	(113)
Cash and cash equivalents, beginning of year	**2,085**	1,660	**2,024**	1,905
Cash and cash equivalents, end of period	**2,231**	1,792	**2,231**	1,792

Notes to Consolidated Financial Statements (unaudited)

Note 1. **Significant accounting policies**

The interim unaudited consolidated financial statements of Power Corporation of Canada at June 30, 2001 have been prepared in accordance with generally accepted accounting principles in Canada, using the accounting policies described in Note 1 of the Corporation's consolidated financial statements for the year ended December 31, 2000, except as noted below.

The Corporation adopted the recommendations of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3500, Earnings Per Share, effective January 1, 2001. This section requires the presentation of both basic and diluted earnings per share directly on the statement of earnings regardless of the materiality of the difference between them. In addition, the Corporation is required to use the treasury stock method to calculate the dilution effect of stock options, warrants and similar instruments as opposed to the imputed earnings approach. This section also requires the disclosure of the reconciliation between the basic and diluted earnings per share.

The Corporation also adopted the recommendations of CICA Handbook Section 1751, Interim Financial Statements during the first quarter of 2001. This section changes the requirements for financial presentation and note disclosure in the interim financial statements. In addition, certain of the 2000 amounts presented for comparative purposes have been reclassified to conform with the presentation adopted in the current year.

Note 2. **Capital stock and option plan**

Stated Capital *(in millions of dollars)*	**June 30, 2001**	December 31, 2000
Non-participating shares		
Cumulative Redeemable First Preferred Shares, 1986 Series		
Authorized – Unlimited number of shares		
Issued – 2001 1,179,878 shares	**59**	61
Issued – 2000 1,219,878 shares		
Series A First Preferred Shares		
Authorized – Unlimited number of shares		
Issued – 2001 6,000,000 shares	**150**	150
Issued – 2000 6,000,000 shares		
	209	211
Participating shares		
Participating Preferred Shares		
Authorized – Unlimited number of shares		
Issued – 2001 24,427,386 shares	**27**	27
Issued – 2000 24,427,386 shares		
Subordinate Voting Shares		
Authorized – Unlimited number of shares		
Issued – 2001 196,380,622 shares	**330**	326
Issued – 2000 195,959,622 shares		
	357	353

Stock Option Plan

Options were outstanding at June 30, 2001 to purchase, until April 3, 2011, 10,476,280 shares at various prices from $7.28125 to $35.32500 per share.

Note 3. Segmented information

Information on profit measure for the three months ended June 30, 2001 *(in millions of dollars)*

	Lifeco	Investors	Parjointco	Other	Total
Revenues					
Premium income	2,661				2,661
Net investment income	940	38		35	1,013
Fees and media income	450	435		83	968
	4,051	473		118	4,642
Expenses					
Insurance claims	3,006				3,006
Commissions, other operating expenses	706	272		104	1,082
Special charges	202				202
Interest expense		24		16	40
	3,914	296		120	4,330
	137	177		(2)	312
Share of earnings of affiliate			31		31
Other income – net		(95)	(5)	258	158
Earnings before the following:	137	82	26	256	501
Income taxes	52	32		3	87
Non-controlling interests	50	17	8	78	153
Amortization of goodwill	16	21			37
Contribution to consolidated net earnings	19	12	18	175	224

Information on profit measure for the three months ended June 30, 2000 *(in millions of dollars)*

	Lifeco	Investors	Parjointco	Other	Total
Revenues					
Premium income	2,407				2,407
Net investment income	922	24		13	959
Fees and media income	399	265		59	723
	3,728	289		72	4,089
Expenses					
Insurance claims	2,741				2,741
Commissions, other operating expenses	637	157		74	868
Interest expense		1		4	5
	3,378	158		78	3,614
	350	131		(6)	475
Share of earnings of affiliate			27		27
Other income – net			1	145	146
Earnings before the following:	350	131	28	139	648
Income taxes	137	58		48	243
Non-controlling interests	111	39	9	1	160
Amortization of goodwill	17			2	19
Contribution to consolidated net earnings	85	34	19	88	226

Notes to Consolidated Financial Statements (unaudited)

Note 3. Segmented information (cont'd)

Information on profit measure for the six months ended June 30, 2001 *(in millions of dollars)*

	Lifeco	Investors	Parjointco	Other	Total
Revenues					
Premium income	5,067				5,067
Net investment income	1,844	62		94	2,000
Fees and media income	929	709		161	1,799
	7,840	771		255	8,866
Expenses					
Insurance claims	5,826				5,826
Commissions, other operating expenses	1,386	454		192	2,032
Special charges	202				202
Interest expense		25		21	46
	7,414	479		213	8,106
	426	292		42	760
Share of earnings of affiliate			34		34
Other income – net		(95)	16	268	189
Earnings before the following:	426	197	50	310	983
Income taxes	148	83		21	252
Non-controlling interests	141	51	16	78	286
Amortization of goodwill	32	21		5	58
Contribution to consolidated net earnings	105	42	34	206	387

Information on profit measure for the six months ended June 30, 2000 *(in millions of dollars)*

	Lifeco	Investors	Parjointco	Other	Total
Revenues					
Premium income	4,720				4,720
Net investment income	1,806	45		54	1,905
Fees and media income	793	521		126	1,440
	7,319	566		180	8,065
Expenses					
Insurance claims	5,370				5,370
Commissions, other operating expenses	1,292	334		148	1,774
Interest expense		1		7	8
	6,662	335		155	7,152
	657	231		25	913
Share of earnings of affiliate			34		34
Other income – net			29	145	174
Earnings before the following:	657	231	63	170	1,121
Income taxes	251	103		65	419
Non-controlling interests	215	68	20	2	305
Amortization of goodwill	33			6	39
Contribution to consolidated net earnings	158	60	43	97	358

Note 4. Earnings per share

The following is a reconciliation of the numerators and the denominators of the basic and diluted earnings per participating share computations for earnings from continuing operations:

For the six months ended June 30 *(in millions of dollars)*

	2001	2000
Net earnings	387	358
Dividends on non-participating shares	6	6
Net earnings available to participating shareholders	381	352
Weighted number of participating shares outstanding (millions)		
Basic	220.6	220.1
Exercise of stock options	10.5	9.0
Shares repurchased	(3.8)	(4.2)
Weighted number of participating shares outstanding (denominator) (millions)		
Diluted	227.3	224.9

For the three months ended June 30 *(in millions of dollars)*

	2001	2000
Net earnings	224	226
Dividends on non-participating shares	3	3
Net earnings available to participating shareholders	221	223
Weighted number of participating shares outstanding (millions)		
Basic	220.8	219.9
Exercise of stock options	10.5	9.0
Shares repurchased	(3.8)	(3.7)
Weighted number of participating shares outstanding (denominator) (millions)		
Diluted	227.5	225.2

Notes to Consolidated Financial Statements (unaudited)

Note 5. Other income, net

(in millions of dollars)	For the three months ended June 30		For the six months ended June 30	
(unaudited)	2001	2000	2001	2000
Share of Pargesa gains	(5)	1	16	29
Gain resulting from the dilution of the Corporation's interest in Investors Group	231		231	
Disposal of broadcasting assets		149		149
Restructuring costs	(95)		(95)	
Other	27	(4)	37	(4)
	158	146	189	174

Note 6. Special charges

Six-month results include a non-recurring charge of $202 million pre-tax ($132 million after tax) plus operating losses of $32 million after tax, both related to Alta Health & Life Insurance Company, an indirect wholly owned subsidiary of Great-West Lifeco Inc.

Note 7. Acquisition of Unimédia Inc.

In January 2001, Gesca Ltée (a wholly owned subsidiary of the Corporation) finalized the acquisition from Hollinger Canadian Newspapers of Unimédia Inc.

Note 8. Acquisition of Mackenzie Financial Corporation

Effective April 20, 2001, Investors Group Inc. acquired all of the outstanding common shares of Mackenzie Financial Corporation ("Mackenzie") for a cash consideration of $3.202 billion and the issue of 38,802,952 common shares of Investors Group which represented a total consideration of $3.991 billion including transaction costs. Consideration paid consisted of the following:

(in millions of dollars)	
Cash	427
Bridge credit facility	897
Bank term loan	550
Issue of debentures	600
Issue of preferred shares	360
Issue of common shares	368
Total cash consideration	3,202
Fair value of share exchange	789
Total consideration	3,991

To support this transaction, on April 19, 2001 The Great-West Life Assurance Company, an affiliate of Investors Group, invested $230 million to acquire 9,200,000 common shares representing 3.5% of the outstanding common shares of Investors Group, while Power Financial Corporation invested $138.3 million to acquire 5,532,000 common shares and now owns 56.1% of the outstanding common shares of Investors Group.

The acquisition was accounted for by the purchase method and the results of Mackenzie's operations have been included in the consolidated statement of income from the date of acquisition.

Note 8. Acquisition of Mackenzie Financial Corporation (cont'd)

Details of the consideration given and the fair values of the net assets acquired are as follows:

(in millions of dollars)	
Fair value of assets acquired	
Cash and cash equivalents	600
Securities	47
Mortgages and loans	437
Deferred selling commissions	585
Other assets	130
	1,799
Less liabilities assumed and minority interest	
Deposits	423
Future income taxes	191
Restructuring charge allocated to purchase price	34
Other liabilities	221
Minority interest	14
	883
Fair value of net assets acquired	916
Goodwill and intangibles	3,075
Total purchase consideration	3,991

The purchase price has been preliminarily allocated to tangible assets acquired and liabilities assumed based on their estimated fair values as of the acquisition date. The excess of consideration paid over the estimated fair value of net assets acquired has been recorded as goodwill and intangibles. Goodwill and identifiable intangible assets of approximately $3.1 billion will be amortized as a charge to earnings on a straight-line basis over their estimated useful lives of 30 years. The final allocation of the purchase price will be determined after appraisals and a comprehensive evaluation of the fair value of the assets acquired and liabilities assumed are completed. Investors Group does not expect the change in amortization expense to be material.

Investors Group has commenced the integration and rationalization of its administration, systems and corporate operations. Estimated costs of $96 million were charged to earnings in the current interim period. These costs include severance and related expenses, system decommissioning, and the cost of rationalizing and exiting certain businesses.

Note 9. Amalgamation

On April 26, 2001, the respective shareholders of Groupe Bruxelles Lambert S.A. and Electrafina S.A. approved the proposed amalgamation of the two companies.

Note 10. Subsequent Event

On July 2, 2001, Groupe Bruxelles Lambert finalized the transaction whereby it exchanged its 29.9% interest in RTL Group for a 25.1% interest in Bertelsmann AG. Bertelsmann AG now holds a 67% interest in RTL Group.

POWER
CORPORATION
OF CANADA

QUARTERLY REPORT

for the nine months ended September 30, 2001

751 VICTORIA SQUARE, MONTRÉAL, QUÉBEC, CANADA H2Y 2J3 TELEPHONE (514) 286-7400 TELECOPIER (514) 286-7424

To the Shareholders

For the nine-month period ended September 30, 2001, Power Corporation of Canada reported operating earnings of $505 million or $2.25 per share, before goodwill amortization, its share of specific adjustments recorded by Great-West Lifeco and other income, compared with $416 million or $1.85 per share for the corresponding period of last year. This represents an increase of 22 % on a per share basis.

Goodwill amortization primarily consists of Power Corporation's share of goodwill amortization recorded by its subsidiaries. Goodwill amortization for 2001 was $49 million or $0.22 per share, compared with $27 million or $0.12 per share in 2000. The increase results from goodwill recorded by Investors Group Inc. on the acquisition of Mackenzie Financial Corporation in the second quarter of this year.

The Corporation's share of specific adjustments recorded in 2001 by Great-West Lifeco, relating to Alta Health & Life Insurance Company, as previously reported, and to claims provisions resulting from the U.S. events of September 11, 2001, amounted to $128 million or $0.58 per share.

Other income was $210 million or $0.95 per share in 2001, compared with $131 million or $0.59 per share in 2000. In 2001, other income includes the Corporation's share of net non-recurring items related to the acquisition of Mackenzie Financial Corporation, net capital gains realized by Power Technology Investment Corporation during the second quarter as well as Power Corporation's share of net gains recorded within the Pargesa group. In 2000, other income was composed of gains realized by Power Broadcasting Inc. on the sale of its communication assets, and to a lesser extent of the Corporation's share of non-recurring items recorded by Pargesa.

The Corporation's net earnings, including other income, goodwill, and its specific adjustments, were $538 million or $2.40 per share in 2001, as against $520 million or $2.32 per share in 2000.

Three-Month Results

For the three-month period ended September 30, 2001, earnings were $174 million before goodwill amortization, the impact of specific adjustments related to the U.S. events of September 11 and other income, as against $156 million in 2000, for an increase of 11% on a per share basis.

Net earnings, including the Corporation's share of adjustments recorded by Lifeco during the quarter in connection with the September 11 events, goodwill amortization and other income, were $151 million or $0.67 per share during the third quarter of 2001, compared with $161 million or $0.72 per share in the corresponding period of last year.

Subsidiaries' Results

Power Financial Corporation

Power Financial Corporation reported earnings of $687 million or $1.91 per share before goodwill amortization, its share of adjustments recorded by Great-West Lifeco and other income for the nine-month period, compared with $574 million or $1.59 per share in 2000.

Including goodwill amortization, the share of adjustments recorded by Great-West Lifeco and other income, net earnings were $700 million or $1.95 per share, as against $584 million or $1.62 per share in the corresponding period of last year.

Gesca Ltée and Power Technology Investment Corporation

Net combined contribution from Gesca Ltée and Power Technology Investment Corporation (PTIC) decreased in 2001 compared with 2000, essentially because the gain recorded by PTIC during the second quarter of this year on its investment on BioChem Pharma Inc. was less than the gain realized by Power Broadcasting Inc., its predecessor company, on the sale of its communication assets.

Dividends

The Board of Directors today declared a dividend on the First Preferred Shares, 1986 Series, payable January 15, 2002 to shareholders of record December 21, 2001 in an amount per share to be determined in accordance with the Articles of Continuance of the Corporation.

A dividend of $0.35 per share was declared on the First Preferred Shares, Series A payable January 15, 2002 to shareholders of record December 21, 2001.

A dividend of $0.175 per share was declared on the Participating Preferred and Subordinate Voting Shares payable December 31, 2001 to shareholders of record December 14, 2001.

On behalf of the Board of Directors,

Paul Desmarais, Jr.
Chairman and
Co-Chief Executive Officer

André Desmarais
President and
Co-Chief Executive Officer

November 2, 2001

The following is a discussion and analysis of the interim consolidated financial condition and results of operations of Power Corporation of Canada ("Power Corporation" or the "Corporation") for the three-month and nine-month periods ended September 30, 2001. This document should be read in conjunction with: the unaudited Interim Consolidated Financial Statements of Power Corporation and notes thereto for the three-month and nine-month periods ended September 30, 2001; Management's Discussion and Analysis included in the annual report of the Corporation for the year ended December 31, 2000 and in the Quarterly Reports for the periods ended March 31 and June 30, 2001; and the Consolidated Financial Statements and notes thereto for the year ended December 31, 2000, as well as the unaudited Interim Consolidated Financial Statements and notes thereto for the periods ended March 31 and June 30, 2001.

Power Corporation's principal asset is its 67.5% interest in Power Financial Corporation ("Power Financial"), which holds substantial interests in the financial services industry in Canada and the United States. Power Financial holds a controlling interest in Great-West Lifeco Inc. ("Lifeco") and Investors Group Inc. ("Investors Group"). Power Financial also holds, jointly with the Frère Group of Belgium, a significant interest in Pargesa Holding S.A. ("Pargesa"). The Pargesa group has substantial holdings in a group of major media, energy, utilities and value-added specialty minerals companies based in Europe.

Through its wholly owned subsidiary Gesca Ltée ("Gesca"), Power Corporation has an interest in the communications sector. Gesca is engaged in the publication of newspapers, including the Montréal daily newspaper *La Presse* and six other daily newspapers, in the province of Québec. As previously reported, in January 2001, Gesca completed the acquisition of Unimédia Inc., which publishes three daily newspapers: *Le Soleil* in Québec City, *Le Droit* in Ottawa and *Le Quotidien* in Chicoutimi. Through subsidiaries, Gesca also owns three commercial printing plants.

Following the sale of all its communication assets in 2000, Power Broadcasting Inc., a wholly owned subsidiary of the Corporation, was renamed Power Technology Investment Corporation ("PTIC"). PTIC focuses on the technology and biotechnology sectors.

Financial Results

In this analysis the principal subsidiaries – namely Power Financial, Gesca and PTIC – are accounted for on an equity basis. In order to provide readers with a more accurate analysis of operating activities, Power Financial now reports operating earnings before the impact of goodwill amortization; as a result, Power Corporation now reports its operating earnings before the impact of goodwill amortization and information for previous periods has been revised accordingly. Moreover, as explained further in this report, operating earnings are presented before the Corporation's share of specific adjustments recorded in 2001 by Lifeco.

Nine-month results

Earnings summary (unaudited)

(in millions of dollars, except per share amounts)	9 months 2001		9 months 2000		
	M$ (1)	per share	M$ (1)	per share	Change (%)
Operating earnings before the following	505	2.25	416	1.85	22
Goodwill amortization	(49)	(0.22)	(27)	(0.12)	
Share of adjustments recorded by Lifeco	(128)	(0.58)			
Other income	210	0.95	131	0.59	
Net earnings	538	2.40	520	2.32	3

(1) Before dividends paid on non-participating preferred shares.

Operating earnings before goodwill amortization, share of adjustments and other income

For the nine-month period ended September 30, 2001, Power Corporation reported operating earnings of $505 million or $2.25 per share, before goodwill amortization, its share of specific adjustments recorded by Lifeco (see below), and other income, as against $416 million or $1.85 per share in the corresponding period of last year. This represents a 22% increase on a per share basis.

Operating earnings include the share of operating earnings of subsidiaries and the results from corporate activities, which include in both years gains on the sale of marketable securities.

Goodwill amortization

Goodwill amortization, which represents principally Power Corporation's share of goodwill amortization recorded by its subsidiaries, amounted to $49 million or $0.22 per share during the nine-month period ended September 30, 2001 compared with $27 million or $0.12 per share for the same period of last year.

The increase in goodwill amortization in 2001 results primarily from goodwill recorded by Power Financial's subsidiary Investors Group on the acquisition of Mackenzie Financial Corporation ("Mackenzie").

Other income of a non-recurring nature and share of adjustments recorded by Lifeco

As previously reported, Lifeco recorded charges in the first half of this year of $164 million, after tax, related to Alta Health and Life Insurance Company ("Alta"), a subsidiary of Great-West Life & Annuity Insurance Company ("GWL&A"). Power Corporation's share of these charges amounted to $88 million or $0.40 per share. In addition, third-quarter earnings of Lifeco include a charge of $73 million after tax related to claims provisions for the U.S. events of September 11, 2001, which translates into $40 million or $0.18 per share for Power Corporation (for further information about this special item, please refer below to the section of this report concerning the results of Lifeco).

Other income of a non-recurring nature was $210 million or $0.95 per share for the nine-month period ended September 30, 2001, as compared with $131 million or $0.59 per share in 2000. This includes the Corporation's share of Power Financial's other income, consisting primarily of a dilution gain resulting from the issuance of common shares of Investors Group in connection with the acquisition of Mackenzie, partly offset by a restructuring charge related to this acquisition. Also included in other income are net capital gains realized by PTIC in the second quarter, as well as the Corporation's share of net gains attributable to the Pargesa group. In 2000, other income was composed primarily of gains realized by Power Broadcasting Inc. on the sale of its communication assets and, to a lesser extent, the Corporation's share of net gains recorded by Pargesa.

Net earnings

Including goodwill amortization, its share of adjustments recorded by Lifeco and other income of a non-recurring nature, Power Corporation's net earnings for the nine-month period ended September 30, 2001 were $538 million or $2.40 per share, compared with $520 million or $2.32 per share in 2000.

Third-quarter results

For the three-month period ended September 30, 2001, earnings were $174 million before goodwill amortization, the impact of adjustments relating to the U.S. events of September 11 and other income, compared with $156 million in the third quarter of last year. This represents an 11% increase on a per share basis.

Net earnings, including goodwill amortization, the Corporation's share of adjustments recorded by Lifeco during the quarter and other income, were $151 million or $0.67 per share for the period, compared with $161 million or $0.72 per share in the third quarter of last year.

Cash Flow

On a consolidated basis, cash and cash equivalents decreased during the nine-month period by $238 million, as compared with an increase of $143 million during the same period of last year.

Cash flow from operating activities was $1,278 million during the period of 2001, compared with $245 million for the corresponding period of 2000. Cash flow from financing activities was a source of $1,595 million in 2001, compared with a use of $183 million in 2000. Included in 2001 is the financing relating to the acquisition of Mackenzie by Investors Group. Cash flow from investing activities was a net use of $3,111 million in 2001, compared with a net source of $81 million in 2000. Included in 2001 is the acquisition of Mackenzie by Investors Group.

Dividend per share

For the nine-month period, total dividends declared per Participating Preferred and Subordinate Voting Shares amounted to 50 cents in 2001, compared with 42.5 cents in 2000, an increase of 18%.

Shareholders' equity

Power Corporation's shareholders' equity amounted to $4,445 million at September 30, 2001, compared with $3,938 million at December 31, 2000. The increase of $507 million during the period is primarily due to an increase in retained earnings for $417 million, and positive foreign currency translation adjustments for $89 million.

Subsequent events

On November 7, 2001, the Corporation announced it had agreed to issue 8,000,000 Non-Cumulative First Preferred Shares, Series B, for gross proceeds of $200 million. The shares will be issued at $25 per share and will carry a non-cumulative annual dividend rate of 5.35% if, as and when declared by the Board of Directors of the Corporation. Closing is expected on or about November 27, 2001. Proceeds from the issue will be used to supplement the Corporation's financial resources and for general corporate purposes.

On November 12, 2001, Power Financial announced it had agreed to issue 8,000,000 Non-Cumulative First Preferred Shares, Series E, for gross proceeds of $200 million. The shares will be issued at $25 per share and will carry a non-cumulative annual dividend rate of 5.25% if, as and when declared by the Board of Directors of Power Financial. Closing is expected on or about November 29, 2001. Proceeds from the issue will be used to supplement Power Financial's financial resources and for general corporate purposes.

On November 8, 2001, Lifeco announced it had entered into an agreement for the sale of $200 million principal amount of 6.74% debentures due November 24, 2031. The offering is expected to close on or about November 23, 2001. The proceeds will be used to purchase subordinated debentures of The Great-West Life Assurance Company ("Great-West Life").

Power Financial Corporation

The information contained herein concerning Power Financial's subsidiaries has been summarized from quarterly information publicly disclosed by them. Information concerning nine-month results of Pargesa for 2001 has been based on that company's press release issued on November 8, 2001.

Financial results

In this analysis, the principal subsidiaries, namely Lifeco and Investors Group, which make the most significant contribution to the earnings of Power Financial, are accounted for on an equity basis. In order to provide the reader with a more accurate analysis of operating activities, operating earnings include Power Financial's share of earnings of subsidiaries before the impact of goodwill amortization (as reported by these subsidiaries); information for previous periods has been revised accordingly. Moreover, as explained further in this report, operating earnings are presented before the corporation's share of specific adjustments recorded in 2001 by Lifeco.

Operating results of Mackenzie, which was acquired by Investors Group on April 20, 2001, and the amortization of goodwill resulting from this transaction, have been included in Investors Group's results beginning on that date. In support of the transaction, Power Financial (through a wholly owned subsidiary) and Great-West Life respectively subscribed for 5.5 million and 9.2 million of treasury common shares of Investors Group (for total consideration of $138.3 million and $230.0 million, respectively). Following completion of private placements and the issuance of common shares to former Mackenzie shareholders as part of the acquisition consideration, Power Financial and Great-West Life own respectively a 56.3% and a 3.5% interest in Investors Group (at September 30, 2001), as compared with 67.9% held directly by Power Financial before the transaction. Power Financial's share of the restructuring charge of $95.6 million before tax recorded by Investors Group during the second quarter, related to the costs to be incurred in realizing synergies from the acquisition of Mackenzie, is included in other income on an after-tax basis.

Nine-month results

Earnings summary (unaudited)

(in millions of dollars, except per share amounts)	9 months 2001		9 months 2000		
	M$ [1]	per share	M$ [1]	per share	Change (%)
Operating earnings before the following	687	1.91	574	1.59	20
Goodwill amortization	(68)	(0.19)	(39)	(0.11)	
Share of adjustments recorded by Lifeco	(189)	(0.55)			
Other income	270	0.78	49	0.14	
Net earnings	700	1.95	584	1.62	20

(1) Before dividends paid on preferred shares.

Operating earnings before goodwill amortization, share of adjustments and other income

For the nine-month period ended September 30, 2001, Power Financial reported operating earnings of $687 million or $1.91 per share, before goodwill amortization, its share of specific adjustments recorded by Lifeco (see below) and other income, as against $574 million or $1.59 per share in the corresponding period of last year. This represents a 20% increase on a per share basis.

Goodwill amortization

Goodwill amortization, which represents primarily Power Financial's share of goodwill amortization recorded by its subsidiaries, amounted to $68 million or $0.19 per share during the nine-month period ended September 30, 2001 compared with $39 million or $0.11 per share for the same period of last year.

The increase in goodwill amortization in 2001 results from goodwill recorded by Investors Group on the acquisition of Mackenzie.

Other income of a non-recurring nature and share of adjustments recorded by Lifeco

As previously reported, Lifeco recorded charges in the first half of this year of $164 million, after tax, related to Alta, a subsidiary of GWL&A; Power Financial's share of these charges amounted to $131 million or $0.38 per share. In addition, third quarter earnings of Lifeco include a charge of $73 million after tax related to claims provisions for the U.S. events of September 11, 2001, which translates into $58 million or $0.17 per share for Power Financial (for further information about this special item, please refer below to the section of this report concerning the results of Lifeco).

Other income of a non-recurring nature was $270 million or $0.78 per share for the nine-month period ended September 30, 2001, as compared with $49 million or $0.14 per share in 2000. During the second quarter of 2001, Power Financial recorded a $231 million dilution gain as a result of the decrease in its ownership of Investors Group (as part of the Mackenzie transaction, Investors Group issued common shares to third parties at a price above book value); this gain has been partly offset by Power Financial's share ($33 million on an after-tax basis) of the special charge related to the costs to be incurred in realizing synergies from the acquisition of Mackenzie by Investors Group.

Also included in other income is Power Financial's share of net gains attributable to the Pargesa group; in 2000, other income was solely attributable to Pargesa.

Net earnings

Including goodwill amortization, its share of adjustments recorded by Lifeco and other income of a non-recurring nature, Power Financial's net earnings for the nine-month period ended September 30, 2001 were $700 million or $1.95 per common share, compared with $584 million or $1.62 per share in 2000.

Third-quarter results

For the three-month period ended September 30, 2001, earnings were $237 million before goodwill amortization, impact of adjustments relating to the U.S. events of September 11 and other income, compared with $199 million in the third quarter of last year. This represents an increase of 20% on a per share basis.

Net earnings, including goodwill amortization, Power Financial's share of adjustments recorded by Lifeco during the quarter and other income, were $206 million or $0.57 per share for the quarter ended September 30, 2001, the same figure as in the corresponding period of 2000.

Cash Flow

On a consolidated basis, cash and cash equivalents decreased during the nine-month period by $330 million, as compared with an increase of $211 million during the same period of last year.

Cash flow from operating activities was $1,227 million during the period of 2001, compared with $163 million for the corresponding period of 2000. Financing activities resulted in a source of $1,454 million in 2001, compared with a use of $179 million in 2000. Included in 2001 is the financing activities relating to the acquisition of Mackenzie by Investors Group. Cash flow from investing activities resulted in a net use of $3,011 million in 2001, compared with a net source of $227 million in 2000. Included in 2001 is the acquisition of Mackenzie by Investors Group.

Dividend per common share

For the nine-month period, total dividends declared per common share amounted to 64 cents in 2001, compared with 52.5 cents in 2000, an increase of 22%.

Shareholders' equity

Power Financial's shareholders' equity amounted to $5,525 million at September 30, 2001, compared with $4,963 million at December 31, 2000. The increase of $562 million during the period is primarily due to an increase in retained earnings of $438 million, and positive foreign currency translation adjustments of $124 million.

In September 2001, Power Financial purchased 483,300 of its common shares for cancellation pursuant to its Normal Course Issuer Bid.

Great-West Lifeco Inc.

Lifeco reported net income attributable to common shareholders of $563 million or $1.516 per share for the nine months ended September 30, 2001, an increase of 21% over 2000. This result is before two specific adjustments, comprising a third-quarter claims provision in Canadian Operations of $73 million from the United States events of September 11, 2001, and the previously reported non-recurring charge of $164 million in U.S. Operations associated with Alta. These adjustments represent $0.199 and $0.440 per common share, respectively. For the third quarter, net income attributable to common shareholders before adjustments was $197 million or $0.533 per share, compared with $164 million or $0.440 per share in 2000.

Including all charges, total net income attributable to common shareholders, for the nine months ended September 30, 2001, was $326 million or $0.877 per share, compared with $469 million or $1.254 per share in the same period of 2000. For the third quarter, net income attributable to common shareholders including all charges was $124 million or $0.334 per share, compared with $164 million or $0.440 per share in 2000.

Highlights:

- Total premiums and deposits were up 6%.
- Charges for claims provisions from the United States events of September 11, 2001 included in third quarter results for common shareholders were $73 million, essentially related to the reinsurance business associated with Canadian Operations.
- Return on common shareholders' equity, on an adjusted basis, was 19.6% for the twelve months ended September 30, 2001.
- Dividends paid on common shares for nine months of 2001 were 20% higher than a year ago.

Consolidated net earnings for Lifeco are the net operating earnings of Great-West Life in Canada and GWL&A in the United States, together with Lifeco's corporate results.

For the nine months ended September 30, 2001, adjusted consolidated net earnings attributable to common shareholders from Lifeco's Canadian Operations were up 26% to $237 million, compared with a year ago. This Canadian adjusted result excludes, for comparability, a third-quarter charge of $73 million related to claims provisions from the U.S. events of September 11, 2001, essentially related to the reinsurance business.

For the nine months ended September 30, 2001, Canadian consolidated net earnings of Lifeco attributable to common shareholders, including the September 11, 2001 related charges, were $164 million, compared with $189 million a year ago, and $9 million for the third quarter of 2001, compared with $65 million in 2000.

In the United States for the nine months ended September 30, 2001, GWL&A's adjusted net operating earnings, before Alta charges, increased 19% to US$220 million. Translated to equivalent Canadian dollars, Lifeco's United States consolidated net earnings before Alta charges were $326 million, compared with $280 million a year ago, an increase of 17%.

The United States adjusted results above do not include a non-recurring charge of $132 million after tax or operating losses of $32 million previously reported at June 30, 2001, both associated with Alta, a wholly owned subsidiary of GWL&A.

GWL&A's net operating earnings, including Alta charges, were US$114 million for the nine months ended September 30, 2001. Translated to equivalent Canadian dollars, Lifeco's United States consolidated net earnings were $162 million.

For the third quarter, GWL&A's net operating earnings increased 19% to US$78 million. Translated to equivalent Canadian dollars, Lifeco's United States consolidated net earnings were $115 million, compared with $99 million a year ago, an increase of 16%.

Financial highlights (unaudited)

For the nine months ended September 30 *(in millions of dollars, except per share amounts)*

	2001	2000	Change (%)
Premiums:			
Life insurance, guaranteed annuities and insured health products	5,284	5,259	–
Reinsurance and property and casualty	2,328	1,806	29
Self-funded premium equivalents (ASO contracts) (1)	7,608	6,476	17
Segregated funds deposits: (1)			
Individual products	2,272	2,241	1
Group products	3,578	4,164	(14)
Total premiums and deposits	21,070	19,946	6
Fee and other income	1,414	1,212	17
Paid or credited to policyholders	8,820	8,100	9
Net income attributable to:			
Preferred shareholders	23	23	
Common shareholders	326	469	(30)
Adjustments (2)	237		
Adjusted net income attributable to common shareholders	563	469	20
Return on common shareholders' equity (12 months):			
Net income	13.7%	18.1%	
Adjusted net income (2)	19.6%	18.1%	
Basic earnings per common share	0.877	1.254	(30)
Diluted earnings per common share	0.862	1.222	(29)
Adjustments (2)	0.639		
Adjusted basic earnings per common share	1.516	1.254	21
Dividends paid per common share	0.575	0.480	20
Book value per common share	10.16	9.51	7

At September 30

Total assets	58,148	55,454	5
Segregated funds assets (1)	35,702	39,090	(9)
Total assets under administration	93,850	94,544	(1)
Capital stock and surplus	4,287	4,075	5

(1) Segregated funds deposits and self-funded premium equivalents (ASO contracts)

The financial statements of a life insurance company do not include the assets, liabilities, deposits and withdrawals of segregated funds or the claims payments related to administrative services only (ASO) Group health contracts. However, the company does earn fee and other income related to these contracts.

Both segregated fund and ASO contracts are an important aspect of the overall business of Lifeco and should be considered when comparing volumes, size and trends.

(2) Results include:

a) A third-quarter charge of $73 million after tax or $0.199 per common share from the U.S. disaster of September 11, 2001, essentially related to the reinsurance.

b) Special charges of $132 million plus related operating losses of $32 million for a total of $164 million after tax or $0.440 per common share, both related to Alta, previously reported at June 30, 2001, as part of Lifeco's United States Employee Benefits segment. The total impact of Alta on net income of Lifeco for the three months ended September 30, 2001 was negligible.

Investors Group Inc.

Investors Group announced net income attributable to common shareholders for the nine-month period ended September 30, 2001 of $275.5 million or $1.14 per share prior to goodwill amortization and a restructuring charge related to the acquisition of Mackenzie, compared to last year's nine-month net income of $204.3 million or $0.97 per share. This represents a 17.1% increase on a per share basis.

Net income for the third quarter prior to goodwill amortization was $110.6 million, compared with $76.6 million in the same period of 2000. Earnings per share on the same basis were $0.418, compared with $0.363 for the third quarter of last year.

After a second-quarter restructuring charge related to the Mackenzie acquisition of $95.6 million pre-tax, net income for the nine months was $221.4 million or $0.91 per share prior to goodwill amortization and $174.7 million or $0.72 per share after goodwill amortization.

The results for the nine months reflect the acquisition of Mackenzie as of April 20, 2001, and a change in accounting estimates related to amortization of sales commissions, which reduced expenses by $23.5 million after tax.

Highlights:

- Gross revenues for the first nine months of 2001 were $1.3 billion, compared with $873.1 million last year. Gross revenues for the third quarter were $502.5 million, compared with $305.9 million in the prior year. Operating expenses were $886.4 million for the nine-month period and $311.9 million for the quarter, compared with $501.6 million and $165.7 million respectively in 2000.
- Assets under management and administration at September 30, 2001 totalled $81.3 billion, compared with $48.8 billion at September 30, 2000, reflecting the increase in assets resulting from the Mackenzie acquisition.
- Shareholders' equity at September 30, 2001 was $2.6 billion, compared with $1.1 billion at December 31, 2000. Return on average common equity for the nine months, excluding goodwill amortization and restructuring, was 19.9%, compared with 27.5% for the same period in 2000.
- A dividend of 19 cents per common share was declared payable February 1, 2002 to shareholders of record December 31, 2001.

Investors Group's Operations

Mutual fund sales for the nine-month period were $4.8 billion, compared with $5.5 billion in the prior year. Mutual fund net sales for the period were $874 million, compared with $858 million in the prior year. In the third quarter, mutual fund sales were $1.3 billion, compared with $1.5 billion a year ago and mutual fund net sales were $114 million compared with $87 million last year.

Mutual fund assets at September 30, 2001 were $40.6 billion compared with $45.3 billion at September 30, 2000.

Investors Group's redemption rate at September 30, 2001, excluding money market funds, was 10.2% compared with 11.6% a year ago.

Mackenzie's Canadian Operations

Mutual fund sales for the nine-month period were $4.1 billion compared with $4.8 billion in the prior year. Mutual fund net sales for the period were $209 million compared with $951 million in the prior year. In the third quarter, mutual fund sales were $1.1 billion compared with $1.0 billion in the prior year and mutual fund net sales were $29 million compared with $74 million last year.

Mackenzie's redemption rate at September 30, 2001, excluding money market funds, was 12.9% compared with 13.8% a year ago.

Financial highlights (unaudited)

For the nine months ended September 30 *(in millions of dollars, except per share amounts)*

	2001	2000	Change (%)
Net income			
Excluding goodwill amortization and restructuring charge	275.5	204.3	34.8
Earnings per share (fully diluted)			
Excluding goodwill amortization and restructuring charge	1.135	0.969	17.1
Dividends per share	0.540	0.450	20.0
Return on Equity (%)			
Excluding goodwill amortization and restructuring charge	19.9	27.5	
Mutual Funds			
Investors Group Inc.			
Sales	4,763	5,455	(12.7)
Redemption rate (%)	12.3	14.0	
Net sales	874	858	(1.9)
Assets under management	40,562	45,337	(10.5)
Mackenzie Financial Corporation [1]			
Sales	2,308		
Redemption rate (%)	19.5		
Net sales	(315)		
Assets under management	30,199		
Combined assets under management	70,761	45,337	56.1
Insurance in force (face amount)	23,927	20,194	18.5
Securities Operations			
Assets under administration [2]	3,432	2,564	33.8
Mortgages serviced [2]	7,745	7,277	6.4
Deposits and Certificates [2]	660	241	173.9

(1) From date of acquisition or as at September 30, 2001, including U.S. mutual fund operations.

(2) Includes Mackenzie as at September 30, 2001.

Note: Certain comparative figures in this quarterly report have been restated to conform with current period presentation.

Pargesa Holding S.A.

Consolidated Results

SF million	Third Quarter 2001	Third Quarter 2000	Nine Months 2001	Nine Months 2000
Operating contribution of major holdings				
Subject to equity accounting(*):				
Imerys	21.2	22.8	64.2	66.9
RTL Group	–	1.8	11.3	16.3
Bertelsmann	0.0	–	0.0	–
Non-consolidated (dividends):				
TotalFinaElf	–	–	56.9	36.9
Suez	–	–	35.5	32.3
Operating contribution of major holdings	21.2	24.6	167.9	152.4
Operating contribution of other affiliates subject to equity accounting	2.4	2.4	7.5	7.6
Operating income contributed by holding companies	(1.9)	(8.4)	(3.9)	11.9
Operating income	21.7	18.6	171.5	171.9
Non-operating income of affiliates subject to equity accounting	0.2	(0.1)	(1.9)	8.3
Non-operating income of holding companies	310.3	75.6	378.4	212.6
Depreciation of goodwill by holding companies	(2.4)	(8.1)	(19.7)	(21.3)
Net income	329.8	86.0	528.3	371.5
Per share (SF):				
operating income	13	11	102	103
net income	197	51	315	222
Average shares outstanding (thousands)	1,675	1,673	1,675	1,673

(*) After deduction of its own goodwill amortization.

The main event of the quarter was the completion, on July 2, 2001, of the exchange of GBL's 29.9% interest in RTL Group for 25.1% of Bertelsmann AG ("Bertelsmann"). This transaction has the following impact on the Pargesa's consolidated accounts: a capital gain resulting from the exchange, termination of equity accounting for RTL Group, first-time equity accounting for Bertelsmann, and negative goodwill was recorded which should offset losses identified at the date of the agreement.

Operating Income

At September 30, 2001, operating income of the major holdings rose 10% to SF167.9 million, compared with SF152.4 million at September 30, 2000.

The contribution from Imerys remained virtually stable.

As of the third quarter, RTL Group no longer contributes directly to the Pargesa group's results.

Since Bertelsmann's consolidated accounts under International Accounting Standards ("IAS") are not yet available, the third-quarter contribution from this holding has been calculated on the basis of management accounts drawn up according to German accounting standards. As anticipated, this results in a negative contribution to Pargesa's earnings, offset by the recognition as income of an identical amount in respect of the above-mentioned negative goodwill.

The non-consolidated contributions from TotalFinaElf and Suez represent single annual dividends received during the second quarter, which were significantly higher than in the previous year. These two non-consolidated holdings do not contribute to the second half earnings.

Operating income, which also includes the impact of interest charges resulting from investments made by the group in order to increase its position in existing holdings, remained stable at SF171.5 million.

Non-operating Income

Non-operating income of holding companies of SF378.4 million reflected primarily the third-quarter gain on the exchange of GBL's 29.9% stake in RTL Group for 25.1% of Bertelsmann, as well as a capital gain realized on GBL's contribution of its holding in Lasmo to a takeover bid by ENI in the first half. In the fourth quarter, the company will record an extraordinary charge announced by Imerys, Pargesa's share of which is currently estimated at SF30 million. At September 30, 2000, the non-operating income of SF212 million mainly included the capital gain realized on the sale of Audiofina shares.

Consolidated Balance Sheets *(in millions of dollars)*	September 30	December 31
(unaudited)	2001	2000
Assets		
Cash and temporary investments	1,786	2,024
Investments		
Shares	2,204	2,301
Bonds	32,226	30,400
Mortgages and other loans	15,178	14,586
Real estate	1,266	1,218
	50,874	48,505
Investment in affiliate, at equity	1,412	1,296
Goodwill and intangibles	4,920	1,812
Other assets	8,114	6,927
	67,106	60,564
Liabilities		
Policy liabilities		
Actuarial liabilities	43,540	41,567
Other	3,520	3,532
Deposit and certificates	660	219
Long-term debt	2,357	1,026
Other liabilities	5,998	4,805
	56,075	51,149
Non-controlling interests	6,586	5,477
Shareholders' Equity		
Stated capital (Note 2)		
Non-participating shares	208	211
Participating shares	357	353
Retained earnings	3,656	3,239
Foreign currency translation adjustments	224	135
	4,445	3,938
	67,106	60,564

Consolidated Statements of Earnings *(in millions of dollars, except per share amounts)*	For the three months ended September 30		For the nine months ended September 30	
(unaudited)	**2001**	2000	**2001**	2000
Revenues				
Premium income	**2,545**	2,345	**7,612**	7,065
Investment income	**974**	1,030	**2,974**	2,935
Fees and media income	**1,025**	741	**2,824**	2,181
	4,544	4,116	**13,410**	12,181
Expenses				
Paid or credited to policyholders and beneficiaries including policyholder dividends and experience refunds	**2,994**	2,730	**8,820**	8,100
Commissions and operating expenses	**1,055**	880	**3,087**	2,653
Special charges (Note 6)			**202**	
Interest expense	**20**	4	**66**	12
	4,069	3,614	**12,175**	10,765
	475	502	**1,235**	1,416
Share of earnings of affiliate	**3**	8	**37**	42
Other income, net (Note 5)	**55**	22	**244**	196
Earnings before income taxes and non-controlling interests	**533**	532	**1,516**	1,654
Income taxes	**201**	213	**453**	632
Non-controlling interests	**136**	142	**422**	447
Amortization of goodwill	**45**	16	**103**	55
Net earnings	**151**	161	**538**	520
Earnings per participating share (Note 4)				
Basic	**0.67**	0.72	**2.40**	2.32
Diluted	**0.66**	0.70	**2.35**	2.27
Earnings per share before amortization of goodwill				
Basic	**0.76**	0.76	**2.62**	2.44
Diluted	**0.75**	0.74	**2.57**	2.39

Consolidated Statements of Retained Earnings for the nine months ended September 30 *(in millions of dollars)*

(unaudited)	2001	2000
Retained earnings, beginning of year	3,239	2,732
Add		
Net earnings	538	520
	3,777	3,252
Deduct		
Dividends		
Non-participating shares	8	9
Participating shares	110	93
Excess of cost over stated value of Subordinate Voting Shares purchased for cancellation		21
Other	3	
	121	123
Retained earnings, end of period	3,656	3,129

Consolidated Statements of Cash Flows *(in millions of dollars)*	For the three months ended September 30		For the nine months ended September 30	
(unaudited)	**2001**	2000	**2001**	2000
Operating activities				
Net earnings	**151**	161	**538**	520
Non-cash charges (credits)				
Increase (decrease) in policy liabilities	**432**	321	**968**	604
Decrease (increase) in funds withheld by ceding insurers	**(294)**	(307)	**(543)**	(914)
Amortization and depreciation	**62**	26	**145**	81
Future income taxes	**79**	(20)	**5**	29
Non-controlling interests	**136**	142	**422**	447
Other	**(3)**	(163)	**(257)**	(522)
Cash from operating activities	**563**	160	**1,278**	245
Financing activities				
Dividends paid				
By subsidiaries to non-controlling interests	**(81)**	(60)	**(204)**	(183)
Non-participating shares	**(2)**	(3)	**(8)**	(9)
Participating shares	**(40)**	(33)	**(111)**	(93)
	(123)	(96)	**(323)**	(285)
Acquisition of participating shares for cancellation		1		(22)
Issue of Subordinate Voting Shares		3	**4**	4
Issue of common shares by subsidiaries	**(1)**	(1)	**(3)**	(3)
Issue of preferred shares by a subsidiary	**7**	1	**17**	4
Repurchase of common shares by subsidiaries	**(98)**	(28)	**(164)**	(67)
Issue of long-term debt, commercial paper and other loans		149	**1,782**	255
Repayment of long-term debt, commercial paper and other loans	**(429)**		**(88)**	(1)
Other	**39**	(8)	**370**	(68)
	(605)	21	**1,595**	(183)
Investment activities				
Bond sales and maturities	**3,510**	3,149	**13,597**	11,852
Mortgage loan repayments	**610**	1,129	**2,129**	2,870
Sale of shares	**61**	127	**731**	272
Change in loans to policyholders	**(178)**	65	**(409)**	(152)
Change in repurchase agreements	**94**	(1)	**445**	(119)
Acquisition of Mackenzie Financial Corporation			**(2,602)**	
Investment in bonds	**(3,968)**	(3,315)	**(14,543)**	(11,069)
Investment in mortgage loans	**(442)**	(887)	**(1,832)**	(2,649)
Investment in shares	**(66)**	(249)	**(603)**	(995)
Other	**(24)**	57	**(24)**	71
	(403)	75	**(3,111)**	81
Increase (decrease) in cash and cash equivalents	**(445)**	256	**(238)**	143
Cash and cash equivalents, beginning of year	**2,231**	1,792	**2,024**	1,905
Cash and cash equivalents, end of period	**1,786**	2,048	**1,786**	2,048

Notes to Consolidated Financial Statements (unaudited)

Note 1. **Significant accounting policies**

The interim unaudited consolidated financial statements of Power Corporation of Canada at September 30, 2001 have been prepared in accordance with generally accepted accounting principles in Canada, using the accounting policies described in Note 1 of the Corporation's consolidated financial statements for the year ended December 31, 2000, except as noted below.

The Corporation adopted the recommendations of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3500, Earnings Per Share, effective January 1, 2001. This section requires the presentation of both basic and diluted earnings per share directly on the statement of earnings regardless of the materiality of the difference between them. In addition, the Corporation is required to use the treasury stock method to calculate the dilution effect of stock options, warrants and similar instruments as opposed to the imputed earnings approach. This section also requires the disclosure of the reconciliation between the basic and diluted earnings per share.

The Corporation also adopted the recommendations of CICA Handbook Section 1751, Interim Financial Statements during the first quarter of 2001. This section changes the requirements for financial presentation and note disclosure in the interim financial statements. In addition, certain of the 2000 amounts presented for comparative purposes have been reclassified to conform with the presentation adopted in the current year.

Note 2. **Capital stock and option plan**

Stated Capital *(in millions of dollars)*	**September 30, 2001**	December 31, 2000
Non-participating shares		
Cumulative Redeemable First Preferred Shares, 1986 Series		
Authorized – Unlimited number of shares		
Issued – 2001 1,159,878 shares	**58**	61
Issued – 2000 1,219,878 shares		
Series A First Preferred Shares		
Authorized – Unlimited number of shares		
Issued – 2001 6,000,000 shares	**150**	150
Issued – 2000 6,000,000 shares		
	208	211
Participating shares		
Participating Preferred Shares		
Authorized – Unlimited number of shares		
Issued – 2001 24,427,386 shares		
Issued – 2000 24,427,386 shares	**27**	27
Subordinate Voting Shares		
Authorized – Unlimited number of shares		
Issued – 2001 196,419,172 shares		
Issued – 2000 195,959,622 shares	**330**	326
	357	353

Stock Option Plan

Options were outstanding at September 30, 2001 to purchase, until April 3, 2011, 10,476,280 shares at various prices from $7.28125 to $35.325 per share.

Note 3. Segmented information

Information on profit measure for the three months ended September 30, 2001 *(in millions of dollars)*

	Lifeco	Investors	Parjointco	Other	Total
Revenues					
Premium income	2,545				2,545
Net investment income	892	34		48	974
Fees and media income	485	469		71	1,025
	3,922	503		119	4,544
Expenses					
Insurance claims	2,994				2,994
Commissions, other operating expenses	675	286		94	1,055
Special charges					
Interest expense		26		(6)	20
	3,669	312		88	4,069
	253	191		31	475
Share of earnings of affiliate			3		3
Other income – net			57	(2)	55
Earnings before the following:	253	191	60	29	533
Income taxes	110	75		16	201
Non-controlling interests	62	55	20	(1)	136
Amortization of goodwill	16	26		3	45
Contribution to consolidated net earnings	65	35	40	11	151

Information on profit measure for the three months ended September 30, 2000 *(in millions of dollars)*

	Lifeco	Investors	Parjointco	Other	Total
Revenues					
Premium income	2,345				2,345
Net investment income	941	31		58	1,030
Fees and media income	419	275		47	741
	3,705	306		105	4,116
Expenses					
Insurance claims	2,730				2,730
Commissions, other operating expenses	645	165		70	880
Special charges					
Interest expense		1		3	4
	3,375	166		73	3,614
	330	140		32	502
Share of earnings of affiliate			8		8
Other income – net			20	2	22
Earnings before the following:	330	140	28	34	532
Income taxes	132	64		17	213
Non-controlling interests	97	40	10	(5)	142
Amortization of goodwill	16				16
Contribution to consolidated net earnings	85	36	18	22	161

Notes to Consolidated Financial Statements (unaudited)

Note 3. **Segmented information** (cont'd)

Information on profit measure for the nine months ended September 30, 2001 *(in millions of dollars)*

	Lifeco	Investors	Parjointco	Other	Total
Revenues					
Premium income	7,612				7,612
Net investment income	2,736	96		142	2,974
Fees and media income	1,414	1,178		232	2,824
	11,762	1,274		374	13,410
Expenses					
Insurance claims	8,820				8,820
Commissions, other operating expenses	2,061	740		286	3,087
Special charges	202				202
Interest expense		51		15	66
	11,083	791		301	12,175
	679	483		73	1,235
Share of earnings of affiliate			37		37
Other income – net		(96)	73	267	244
Earnings before the following:	679	387	110	340	1,516
Income taxes	258	158		37	453
Non-controlling interests	203	106	36	77	422
Amortization of goodwill	48	47		8	103
Contribution to consolidated net earnings	170	76	74	218	538

Information on profit measure for the nine months ended September 30, 2000 *(in millions of dollars)*

	Lifeco	Investors	Parjointco	Other	Total
Revenues					
Premium income	7,065				7,065
Net investment income	2,747	76		112	2,935
Fees and media income	1,212	796		173	2,181
	11,024	872		285	12,181
Expenses					
Insurance claims	8,100				8,100
Commissions, other operating expenses	1,937	499		217	2,653
Special charges					
Interest expense		2		10	12
	10,037	501		227	10,765
	987	371		58	1,416
Share of earnings of affiliate			42		42
Other income – net			49	147	196
Earnings before the following:	987	371	91	205	1,654
Income taxes	383	167		82	632
Non-controlling interests	312	108	30	(3)	447
Amortization of goodwill	49			6	55
Contribution to consolidated net earnings	243	96	61	120	520

Note 4. Earnings per share

The following is a reconciliation of the numerators and the denominators of the basic and diluted earnings per participating share computations for earnings from continuing operations:

For the nine months ended September 30 *(in millions of dollars)*

	2001	2000
Net earnings	538	520
Dividends on non-participating shares	8	9
Net earnings available to participating shareholders	530	511
Weighted number of participating shares outstanding Basic	220.7	220.1
Exercise of stock options	10.4	8.6
Shares repurchased	(6.0)	(3.7)
Weighted number of participating shares outstanding Diluted	225.1	225.0

For the three months ended September 30 *(in millions of dollars)*

	2001	2000
Net earnings	151	161
Dividends on non-participating shares	3	3
Net earnings available to participating shareholders	148	158
Weighted number of participating shares outstanding Basic	220.8	220.1
Exercise of stock options	10.4	8.6
Shares repurchased	(5.9)	(3.2)
Weighted number of participating shares outstanding Diluted	225.3	225.5

Notes to Consolidated Financial Statements (unaudited)

Note 5. Other income, net

(in millions of dollars)	For the three months ended September 30		For the nine months ended September 30	
(unaudited)	2001	2000	2001	2000
Share of Pargesa gains	57	20	73	49
Gain resulting from the dilution of the Corporation's interest in Investors Group			231	
Restructuring costs			(96)	
Disposal of broadcasting assets				149
Other	(2)	2	36	(2)
	55	22	244	196

Note 6. Special charges

The Corporation's results include a non-recurring charge of $202 million pre-tax ($132 million after tax) plus operating losses of $32 million after tax, both related to Alta Health & Life Insurance Company (Alta), an indirect wholly owned subsidiary of Great-West Lifeco Inc., previously reported at June 30, 2001. The total impact of Alta on net income for the three months ended September 30, 2001 was negligible.

Note 7. U.S. Disaster of September 11, 2001

The Corporation's results also include a third quarter charge of $73 million after tax related to claims provisions for the U.S. disaster of September 11, 2001, essentially related to the reinsurance business. Actual results could differ from those estimates.

Note 8. Acquisition of Unimédia Inc.

In January 2001, Gesca Ltée (a wholly owned subsidiary of the Corporation) finalized the acquisition from Hollinger Canadian Newspapers of Unimédia Inc.

Note 9. Acquisition of Mackenzie Financial Corporation

Effective April 20, 2001, Investors Group Inc. acquired all of the outstanding common shares of Mackenzie Financial Corporation ("Mackenzie") for a cash consideration of $3.202 billion and the issue of 38,802,952 common shares of Investors Group which represented a total consideration of $3.991 billion including transaction costs. Consideration paid consisted of the following:

(in millions of dollars)	
Cash	427
Bridge credit facility	897
Bank term loan	550
Issue of debentures	600
Issue of preferred shares	360
Issue of common shares	368
Total cash consideration	3,202
Fair value of share exchange	789
Total consideration	3,991

Note 9. Acquisition of Mackenzie Financial Corporation (cont'd)

To support this transaction, on April 19, 2001, The Great-West Life Assurance Company, an affiliate of Investors Group, invested $230 million to acquire 9,200,000 common shares representing 3.5% of the oustanding common shares of Investors Group, while Power Financial Corporation invested $138.3 million to acquire 5,532,000 common shares and now owns 56.3% of the outstanding common shares of Investors Group.

The acquisition was accounted for by the purchase method and the results of Mackenzie's operations have been included in the consolidated statement of income from the date of acquisition.

Details of the consideration given and the fair values of the net assets acquired are as follows:

(in millions of dollars)	
Fair value of assets acquired	
Cash and cash equivalents	600
Securities	47
Mortgages and loans	427
Deferred selling commissions	585
Other assets	132
	1,791
Less liabilities assumed and minority interest	
Deposits	423
Other liabilities	215
Future income taxes	194
Restructuring charge allocated to purchase price	24
Minority interest	14
	870
Fair value of net assets acquired	921
Goodwill and intangibles	3,070
Total purchase consideration	3,991

The purchase price has been preliminarily allocated to tangible assets acquired and liabilities assumed based on their estimated fair values as of the acquisition date. The excess of consideration paid over the estimated fair value of net assets acquired has been recorded as goodwill and intangibles. Goodwill and identifiable intangible assets of approximately $3.1 billion will be amortized as a charge to earnings on a straight-line basis over their estimated useful lives of 30 years. The final allocation of the purchase price will be determined after appraisals and a comprehensive evaluation of the fair value of the assets acquired and liabilities assumed are completed.

Investors Group has commenced the integration and rationalization of its administration, systems and corporate operations. Estimated costs of $96 million ($54 million after tax) were charged to earnings in the current interim period. These costs include severance and related expenses, decommissioning of systems, and restructuring and/or exiting certain businesses.

Note 10. Contingent liabilities

On June 29, 2001, London Life announced an agreement to settle class actions related to the availability of policyholder dividends to pay future premiums. The settlement agreement, which covers five of six such actions, has been approved by the Supreme Court of British Columbia, the Quebec Superior Court, and the Ontario Superior Court of Justice. Estimated future settlement benefits of $180 million and expenses related to the administration of the settlement in the amount of $20 million have been fully provided for in existing reserves in London Life's participating account. Actual results could differ from those estimates.

Note 11. Commitments

On August 3, 2001, an agreement was entered into for the sale of London Insurance Group Inc.'s indirect holdings in London Guarantee Insurance Company, subject to regulatory approval and the satisfaction of certain conditions contained in the agreement. The investment in London Guarantee Insurance Company is carried at cost, effective August 3, 2001 resulting in London Insurance Group ceasing consolidating operating results and the assets and liabilities of London Guarantee Insurance Company in its accounts.

Note 12. Subsequent events

On November 7, 2001, the Corporation announced it had agreed to issue 8,000,000 Non-Cumulative First Preferred Shares, Series B, for gross proceeds of $200 million. The shares will be issued at $25 per share and will carry a non-cumulative annual dividend rate of 5.35% if, as and when declared by the Board of Directors of the Corporation. Closing is expected on or about November 27, 2001. Proceeds from the issue will be used to supplement the Corporation's financial resources and for general corporate purposes.

On November 12, 2001, Power Financial announced it had agreed to issue 8,000,000 Non-Cumulative First Preferred Shares, Series E, for gross proceeds of $200 million. The shares will be issued at $25 per share and will carry a non-cumulative annual dividend rate of 5.25% if, as and when declared by the Board of Directors of Power Financial. Closing is expected on or about November 29, 2001. Proceeds from the issue will be used to supplement Power Financial's financial resources and for general corporate purposes.

On November 8, 2001, Lifeco announced it had entered into an agreement for the sale of $200 million principal amount of 6.74% debentures due November 24, 2031. The offering is expected to close on or about November 23, 2001. The proceeds will be used to purchase subordinated debentures of Great-West Life.